SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HYDROGEN ENGINE CENTER, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

 (Title of Class of Securities)

448876 10 2

 (CUSIP Number)

Steven C. Waldron
6571 Pinnacle Drive
Eden Prairie, MN 55346
Telephone: (612) 804-2545

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2009

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 448876 10 2

1	NAMES OF REPORTING PERSONS:

Steven C. Waldron

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		15,611,037[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,611,037[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,611,037[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.83% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	This amount represents a currently exercisable option to purchase these shares. As of the date of this Schedule 13D, the reporting person is not the record owner of any shares of the Issuer.
(2)	Based on 30,214,902 shares of common stock outstanding as of March 24, 2009.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”) of Hydrogen Engine Center, Inc. (“the Company” or “Issuer”).

The Company’s principal executive offices are located at 2502 East Poplar Street, Algona, Iowa 50511.

Item 2. Identity and Background

a.	This statement is being filed on behalf of Steven C. Waldron.

b.	Mr. Waldron’s business address is 6571 Pinnacle Drive, Eden Prairie, Minnesota 55346.

c.	Mr. Waldron’s occupation is Chairman and Chief Executive Officer of Pinnacle Wind Energy, L.L.C., Eden Prairie, Minnesota.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 below.

Item 4. Purpose of Transaction

Effective March 17, 2009, Theodore G. Hollinger, the Company’s founder, entered into an agreement with Steven C. Waldron, under which Mr. Hollinger granted Mr. Waldron the option to purchase all of his shares of Common Stock of the Company at a price of $0.02 per share.  Mr. Hollinger currently owns 15,661,037 shares, or 51.83% of the total number of shares of Common Stock outstanding.   Mr. Waldron has paid the amount of $15,000 to acquire the option.  If the option is not exercised, Mr. Hollinger will be obligated to transfer 750,000 shares of his stock to Mr. Waldron.  In the event Mr. Waldron exercises the option, he will pay Mr. Hollinger an additional $298,220.

Under the terms of the agreement, Mr. Waldron has the right to conduct due diligence on the Company over a period of 45 days before determining whether to exercise his option.  If the option is exercised, Mr. Waldron will have purchased voting control of the Company and will be able to control the business plans and direction of the Company.  Mr. Waldron is associated with Pinnacle Wind Energy, a company dedicated to the efficient development of wind power.  Should Mr. Waldron gain control of the Company, Company resources likely will be primarily dedicated to this goal.

Item 5. Interest in Securities of the Issuer.

The reporting person acquired an option to purchase 15,661,037 shares of Common Stock pursuant to an Option Purchase Agreement (attached as Item 7 exhibit below).  Unless and until the option is exercised, the reporting person owns 0% of all outstanding shares of Common Stock of the Company. Upon exercise of the option, the reporting person will own 51.83% of the Common Stock of the Company. In the event the reporting person does not exercise the option, the option will expire, and the reporting person will acquire 750,000 shares, representing 2.48% of the total shares outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 above.

Item 7. Material to be Filed as Exhibits.

 Option Purchase Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEVEN C. WALDRON

/s/ Steven C. Waldron

Dated:  April 8, 2009